Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 8, 2026 to Prospectus dated October 31, 2025

Registration No. 333-291189

DOMINION ENERGY, INC.

FINAL TERM SHEET

June 8, 2026

	2026 Series A Junior Subordinated Notes due 2056	2026 Series B Junior Subordinated Notes due 2056

Principal Amount:	$1,000,000,000	$500,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (positive outlook) / BBB- (positive outlook) / BBB- (positive watch)	Baa3 (positive outlook) / BBB- (positive outlook) / BBB- (positive watch)

Trade Date:	June 8, 2026	June 8, 2026

Settlement Date (T+6)**:	June 16, 2026	June 16, 2026

Final Maturity Date:	December 15, 2056	December 15, 2056

Interest Payment Dates:	June 15 and December 15	June 15 and December 15

First Interest Payment Date:	December 15, 2026	December 15, 2026

Interest Rate:	From and including the original issuance date to, but excluding, December 15, 2031 (the First Series A Reset Date) at the rate of 6.150% per year and from and including the First Series A Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 1.869%, to be reset on each Series A Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.150%	From and including the original issuance date to, but excluding, December 15, 2036 (the First Series B Reset Date) at the rate of 6.250% per year and from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 1.702%, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.250%

Optional Deferral of Interest:	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and (ii) after the First Series A Reset Date, on any interest payment date	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date

Tax Event Call:	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event

Tax Credit Event Call:	In whole but not in part at 101% of the principal amount plus accrued and unpaid interest if a Tax Credit Event occurs (any notice of redemption may only be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)	In whole but not in part at 101% of the principal amount plus accrued and unpaid interest if a Tax Credit Event occurs (any notice of redemption may only be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)

Price to Public:	100.000% of the principal amount	100.000% of the principal amount

Proceeds to the Company Before Expenses:	99.000% of the principal amount	99.000% of the principal amount

CUSIP/ISIN:	25746U EC9/US25746U EC99	25746U ED7/US25746U ED72

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, BMO Capital Markets Corp., MUFG Securities Americas Inc. and Scotia Capital (USA) Inc.

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Series A Reset Date,” “Series B Reset Date,” “Tax Event,” “Rating Agency Event” and “Tax Credit Event” have the meanings given in the issuer’s preliminary prospectus supplement dated June 8, 2026.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated June 8, 2026, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
RBC Capital Markets, LLC	1-866-375-6829 (toll-free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment for the notes on the Settlement Date, which will be the sixth business day following the date of this final term sheet (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this final term sheet or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.